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                               February 20, 2024

       Darren Hoo
       Principal Executive Officer
       Megan Holdings Ltd.
       B-01-07, Gateway Corporate Suites
       Gateway Kiaramas
       No.1, Jalan Desa Kiara
       50480 Mont Kiara
       Kuala Lumpur, Malaysia

                                                        Re: Megan Holdings Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
31, 2024
                                                            CIK No. 0001995075

       Dear Darren Hoo:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 11, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Transfers of Cash to and from Our Subsidiary, page 2

   1. We note your revised disclosure in response to comment 5. Please further revise your disclosure here to
clarify the extent to which any of the restrictions listed currently apply to any cash, assets, or
dividends that could be transferred from your subsidiaries.
 Darren Hoo
FirstName LastNameDarren Hoo
Megan Holdings Ltd.
Comapany20,
February  NameMegan
            2024     Holdings Ltd.
February
Page 2 20, 2024 Page 2
FirstName LastName
Use of Proceeds, page 26

2. We note your revised disclosure in response to comment 9, including that your "first foray into Southeast Asia market is through the development of a Frozen Seafood Processing
         Factory in West Nusa Tenggara, Indonesia." Please revise your use of proceeds disclosure to clearly disclose the portion of your proceeds, if any, that will be allocated to the development of this factory. In this regard, we note your disclosure that 30% of your net proceeds will be used to explore growth through the opportunities to collaborate with suitable partners in related industries through strategic alliances, joint ventures, acquisitions and investments, and that you have not yet determined the target. With respect to your expansion plans, please revise your disclosure as appropriate throughout your filing, including your risk factors, to clearly disclose whether you are actively seeking expansion opportunities other than the factory in Indonesia, and the intended timing for any additional expansion plans.
Management's Discussion And Analysis Of Financial Conditions And Results Of Operations
Liquidity and Capital Resources, page 45

3. Please clarify how the decrease in contract assets for the year ended December 31, 2022 resulted from advances paid to subcontractors while the increase in contract assets for the year ended December 31, 2021 also resulted from advances paid to subcontractors.
Business
Our Services, page 52

4. We note your response to comment 17. Please revise the disclosure in your filing to state that the graphics depicted throughout this section represent actual images of your systems and products.
Material Agreements with Customers, page 57

5. We note your revised disclosures in response to comment 19. In addition to the material terms you have discussed in your revised disclosure, please disclose the amount of fee or other payments that have been made by the parties to the contracts to date.
 Darren Hoo
FirstName LastNameDarren Hoo
Megan Holdings Ltd.
Comapany20,
February  NameMegan
            2024     Holdings Ltd.
February
Page 3 20, 2024 Page 3
FirstName LastName
Industry, page 65

6. We note your response to comment 24 and reissue the comment. Please tailor your discussion in this section to clearly discuss the industry in which your company operates, including historical and expected economic growth trends relating to your business specifically, and remove overly broad disclosure from this section. If you intend to focus on specific sectors, please qualify your statements about growth rates of the agriculture industry as a whole accordingly. Where you discuss Historical Market Performance and
         Growth Forecast for the Agriculture Sector in Malaysia as a whole, please clarify the portion of this growth that is related to the subsets in which your company operates or intends to operate.
Regulations, page 80

7. We note your response to comment 25 and reissue the comment. Please revise your disclosure to include a discussion of environmental regulations, as it apperas that these regulations may have a material impact on your operations. See Item 4.B.8. of Form 20-F.
         In this regard, we note your disclosure on page 11 that "[a] substantial portion of our revenue is derived from services related to shrimp farming, which if done incorrectly can pollute nearby groundwater or coastal estuaries which may result in our customer being exposed to environmental claims whereby the customer may suffer claims and actions brought against them by the relevant governmental entities or other third parties," and your disclosure elsewhere regarding your customer concentration risks. Enforceability of Civil Liabilities, page 114

8. We note your revised disclosure that one of your directors resides in Hong Kong.
         Amend your disclosure in this section to discuss the enforcement risks related to civil liabilities due to your director being located in Hong Kong. For example, discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in Hong Kong, lack of reciprocity and treaties, and cost and time constraints. Please also revise your risk factor on page 14, which should contain disclosures consistent with this section, and include the risk in your summary risk factor disclosure.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Contract Assets, net, page F-11

9.       We reference the changes made in response to prior comments 31 and 32 regarding
         contract assets, net. Under ASC 606, a contract asset arises when an entity transfers a good or performs a service in advance of receiving consideration from a customer, as agreed upon. Please provide us with your analysis of ASC 606-10-45 in concluding that the "excess of amounts paid to suppliers over progress towards completion of sub-
         contracting activities on customers    contracts" represents a
contract asset. In this regard, if
 Darren Hoo
Megan Holdings Ltd.
February 20, 2024
Page 4
      these amounts are advances made to subcontractors, as described on page 49, tell us why they should not be presented as such.
Revenue Recognition, page F-14

10. We note that you use subcontractors and that you consider the guidance related to principal or an agent accounting "in conjunction with the terms in its arrangements with both suppliers and customers." Please provide us with your analysis under ASC 606-10-
      25-25 in determining whether you control the services provided to customers before it is transferred to the end consumer related to the development of new aquaculture and agriculture farms as well as the upgrade of aquaculture and agriculture farms. In this regard, we reference your disclosure that the cost of development of new aquaculture and agriculture farms as well as upgrading of aquaculture and agriculture farms is mainly comprised of subcontracting costs. Please refer to ASC 606-10-55-36 through 55-40.
       Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

FirstName LastNameDarren Hoo                               Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameMegan Holdings Ltd.
                                                           Services
February 20, 2024 Page 4
cc:       Yarona L. Yieh, Esq.
FirstName LastName